March 23, 2020

Randy Furr
Chief Financial Officer
Bloom Energy Corp
4353 North First Street
San Jose, CA 95134

       Re: Bloom Energy Corp
           Form 8-K Filed February 12, 2020
           File No. 001-38598

Dear Mr. Furr:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing